CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attn: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer
(212) 415-3098
July 12, 2017
Mr. Carlos Pacho
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Omnicom Group Inc.
Form 10‑K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-10551
Dear Mr. Pacho:
This letter responds to the comment letter, dated June 12, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Omnicom Group Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For your convenience, the comments in the letter are repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.
Pursuant to 17 C.F.R. §200.83, we request that confidential treatment under the Freedom of Information Act (“FOIA”) be afforded to the redacted portions of our response to Staff Comments 1, 3, and 5, and Attachments 1, 2, and 3. The confidential information is marked with bracketed asterisks (“[***]”). Omnicom believes that the confidential information contains proprietary business information that should not be disclosed to any person. If any person requests access to the confidential information referred to herein, whether pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.
Background and Context
Omnicom is a strategic holding company providing professional services, including advertising, marketing and corporate communications services to clients through multiple agencies around the world. Omnicom’s business model was built and evolves around its clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around clients. The fundamental premise of Omnicom’s business is that clients’ specific requirements should be the central focus in how we structure our service offerings and allocate our resources. This client-centric business model results in multiple agencies within Omnicom collaborating in formal and informal virtual client Networks that cut across internal organizational structures through our key client matrix organization to execute against our clients’ specific marketing requirements. We believe that this organizational philosophy and our ability to execute on it differentiate us from our competition.
We have approximately 1,200 agencies operating under 250 brands in over 100 countries and servicing more than 5,000 clients. To help manage the scale and scope of the organization, our agencies report into one of the five Networks primarily for the purpose of administration, human resource management and client management logistics, as well as for performance management and planning and control. As clients increase their demands for marketing effectiveness and efficiency, they have made it a practice to consolidate their business within one holding company in the pursuit of a single engagement covering all consumer touch points. In this environment, the traditional responsibilities and capabilities of individual agencies and Networks break down, and managers are forced to develop new approaches and use cross-agency relationships often through client-centric, virtual client Networks that can deliver the integrated services clients increasingly expect.
The organizational flexibility inherent in our virtual client Networks is our strategic rationale for maintaining multiple distinct agencies in the marketplace, despite the similar nature of their businesses. Distinct agencies remove, in practice and in principle, perceptions of conflicts of interest when we are dealing with multiple product groups within the same client, allowing Omnicom as a whole to work with multiple competitive clients in each industry, in each discipline and in each geographic market. Were it not for this perception of conflicts, we would likely not be organized through our five Networks.
Creating the best solutions to serve our clients’ needs drives our decisions regarding the creation of our virtual Networks and client teams. Our chief operating decision makers (“CODM”), collectively our CEO and CFO, make all meaningful investment and resource decisions in this context. We do not limit ourselves to the organizational boundaries of our five Network structure. Longer-term, we believe that Omnicom’s virtual Network strategy facilitates better client management and allows for better integration of the services required by the world’s largest brands. Our over-arching strategy for the business is to continue to use these virtual client client Networks to grow our business relationships with our largest clients by serving them across our Networks, disciplines and geographies. The client service models that enable our virtual client Network strategy are summarized in the visual aide included as Attachment 1.
7. Segment Reporting, page F-17
1. We note you identify your Networks by name on your website. Please provide us the names of each of the five numbered Networks in your response and their respective geographic jurisdictions / organizations as applicable.
RESPONSE
The names of each Network, as they correspond to the Network referred to in our letter to the Staff dated April 28, 2017 (the “Response Letter”) are as follows:
•Network 1 - [***]
•Network 2 - [***]
•Network 3 - [***]
•Network 4 - [***]
•Network 5 - [***]
Geographic Organizational Approach
Our Networks operate in all major global markets and through their branded agencies provide a comprehensive range of advertising, marketing and corporate communications services. Although some of our Networks also bear the same name of their globally recognized communications agency brand, the Networks are not comprised exclusively of agencies that operate within that branded group of companies. Each Network has a regional reporting unit responsible for the agencies in that region. The Network regional reporting unit has a manager that is responsible for the operations and administration of the agencies in the regional unit. Our Networks operate and manage their business in three principal geographic regions: the Americas, EMEA and Asia-Pacific. Omnicom also has resources in each of these regions to help coordinate shared functions. Within the major markets of each region, the Networks have resources to service their major global clients where most of each Network's revenue is earned. The geographic diversity of the Networks is an outcome of client service needs. As discussed further in comment 3a below, investments to develop a Network’s service capability are evaluated from the totality of Omnicom’s existing capabilities. As a result, the geographic footprint of any one of our Networks is not a strategic imperative. The Omnicom CODM evaluates the need to invest in a specific country or region after careful consideration of the depth of our capabilities across all Networks.

The following is a summary of revenue by geography:

Network	1	2	3	4	5
Americas:
North America	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]
EMEA:
Europe	[***]	[***]	[***]	[***]	[***]
Middle East and Africa	[***]	[***]	[***]	[***]	[***]
Asia Pacific	[***]	[***]	[***]	[***]	[***]
2. Given that each Network (or major agency within each Network) appears to have its respective brand distinction and primary discipline, tell us how this differentiation and respective offering matter to a client in its Network (agency) selection decision.
RESPONSE
Our agencies sell their intellectual capital and use their brand and culture to distinguish themselves from competitors, including their affiliated companies. Most potential client opportunities require the ability to deliver a broad range of capabilities and a demonstrated ability to collaborate effectively across service disciplines as part of an integrated team, comprised of both internal and external groups. In this context, our Networks and agencies compete both against each other and with each other on a regular basis in the marketplace. Certain client briefs may be narrow in their scope, and focus specifically on a project or capability for which they have a need. To start, certain agencies will not be considered by the client because of the perception of a conflict of interest if a Network or agency performs similar services for a direct competitor. Our agencies with the specific capabilities requested would participate in the pitch and the potential clients would base their decision on their assessment of how well the agency meets their requirements. In most of these cases, the client's decision is based on its assessment of the people that will perform the work and the agency’s prior success working on similar projects. For example, clients may require assistance with developing a name for a new product, or they may have a need for in-store messaging and media services. In these cases, agencies with the specific expertise would likely participate in the pitch, which may result in the participation of one of our branding specialist agencies, and shopper marketing agencies, respectively. However, more often than not, these projects are not undertaken in a vacuum and the proven ability to collaborate with other service providers used by that client is a requirement of the brief.
Looking forward, because of the rapidly changing technology and media landscape, clients continue to demand integrated solutions to their advertising and marketing needs and we expect the lines between the disciplines, from traditional media advertising campaigns, public relations programs and customer relationship marketing, to continue to blur. The goal of our Networks and agencies is to understand the client’s marketing strategy, collaborate to develop the content across the disciplines in the most effective way, and deliver a seamless integrated consistent message that is adaptable to the vast array of traditional and new media channels. We believe the investments we have made, and continue to make, to develop our virtual client Networks and our key client matrix organization has us well-positioned for the future state of advertising, marketing and corporate communications.
3. We note in your response to comment 4 that Networks 1 and 2 were legacy from formation while Networks 3, 4 and 5 evolved over time. In this regard, please tell us:
3a. How agencies get assigned to a particular Network.
RESPONSE
The assignment of an agency to a particular Network typically results from our legacy structure, an internal decision to re-align an agency within our Network structure to better support our virtual client Network strategy or, in some cases, an acquisition initiated by a Network. However, the re-alignment of agencies can and does result from a variety of other factors. An agency may be re-aligned: (a) in an effort to avoid conflicts of interest when we are dealing with clients within the same industry, (b) when the client has moved from one Network to another Network, or (c) where a management change occurs and a key manager is moved from one Network to another and the agency or agencies under the responsibility of that manager will follow the manger to the new Network. In these cases, we are indifferent to which Network the agency is aligned, as long as we are providing the solution that best meets our clients’ needs.
As discussed in the Response Letter, the primary strategic focus of Omnicom's CODM is our virtual client Networks. Under this approach strategic decisions are made from a client perspective and the resulting impact to the Networks is evaluated as an outcome rather than an objective. One way to describe the interrelationship of our Networks in our virtual client Networks is by using an analogy to a portfolio of investments. In this comparison, the clients are the investors, the Networks and agencies are the investments and the Omnicom CODM is the investment manager. Like any sound investment manager, the CODM strives to seek out the best investments, manage concentrations and align the investments with investor (client’s) objectives. All the strategic and tactical considerations of the CODM that directly impact the Networks, from resource allocations that involve investments in people and systems, to the acquisition of businesses and new clients, are made from the perspective of the totality of Omnicom’s portfolio of businesses and not any one Network. Also, in this regard, from the perspective of the virtual client Network strategy, all the service capabilities do not necessarily have to exist inside each Network. As a result, we do not consider the depth of the service capability by discipline to be an important strategic factor for our Networks to be able to compete effectively in the marketplace. In fact, as discussed in greater detail below, we are in the process of culling out from each Network certain disciplines and combining them to form practice areas that we expect will enable the agencies to collaborate across our virtual client Networks even more efficiently and effectively.
3b. How much advertising revenue is earned by Networks 1, 2, 3 and 5.
3c. How much revenue from CRM, PR and Specialty services are earned by each Network.
RESPONSE
By way of background, in prior years we described our advertising services discipline as “Traditional Media Advertising,” which included professional services to both create advertising ideas and content, as well as to plan and execute their delivery through various media channels. In response to the many changes that have occurred to the media landscape (including the proliferation of digital media channels and platforms, such as Google, Facebook and Netflix, and “over-the-top offerings,” among others, as well as the ubiquity of mobile devices) over the past five-plus years, we concluded that the term “Traditional” no longer fit with the services we currently provide and, as a result, we shortened the name of our services discipline to “Advertising.”

Network
	1	2	3	4	5
Advertising	[***]	[***]	[***]	[***]	[***]
CRM	[***]	[***]	[***]	[***]	[***]
Public Relations	[***]	[***]	[***]	[***]	[***]
Specialty Communications	[***]	[***]	[***]	[***]	[***]
[***]
Customer Relationship Management (CRM) services enable clients to manage, analyze, improve, facilitate or support customer interactions through various channels, including, among others: direct marketing, social media, e-commerce, mobile marketing, and field and channel marketing.
Public Relations services include: brand marketing, corporate communications, crisis management, public affairs, media and media relations services, and content marketing.
Specialty Communications include advertising and media services to global healthcare clients, as well as other agencies that provide industry specific knowledge.

3d. Under what circumstances, how often, and to what extent has your CODM moved a client relationship from one Network to another, or to another agency within a Network. Explain to us how this impacts your reporting.
RESPONSE
Managing client relationships is at the heart of the virtual client Network strategy. Given our vast client base, it is no overstatement to describe client service considerations as a daily event. As a result, it is impossible to quantify the frequency of client relationship movements and transfers between the Networks completely and accurately. Our organizational structure considers this and, as a result, we have a matrix alignment consisting of key client team leaders who report to Omnicom's Executive VP of Client Services and the Network CEOs. The overall goal is to provide quality services to our clients that meet and exceed their expectations and where those expectations are not being met, we undertake actions necessary to remedy the situation and keep the client’s business within the Omnicom family.
Situations do arise from time to time where a client is moved across agencies or across Networks.  Examples of circumstances that can result in moving a client’s business within the Omnicom family are:
a) The client requires a change and a fresh perspective for their brand and more than a change in a few people servicing the business at the incumbent agency,
b) To prevent the appearance of a conflict of interest, if an agency or Network wins a large piece of business, we may choose to move the business with the potential competitor client to another Network,
c) The key client contact(s) change and the client has a prior relationship with key people at one of our other agencies and we therefore determine that a change of agencies will best serve our client, or
d) The client re-organizes its internal organization and we conclude that a similar reorganization of our resources would better align with the client’s needs.
There are many recent occasions where key client team leaders will recommend to the Omnicom CODM to move a provider of advertising and marketing services from one Omnicom agency to another. This is a result of a myriad of factors, including performance, chemistry, proximity and perceived conflict.
Over the past twelve months, we estimate client movement from one Network to another, or to another agency within a Network, represented hundreds of million of dollars in revenue and approximately one-third of our revenue is monitored constantly by our key client team leaders for potential client service re-alignment.

•	[***] - Network 3 to Network 2

•	[***] - Network 2 to Network 1

•	[***] - Network 3 to Network 4

•	[***] - Moved agencies within Network 2

•	[***] - Network 1 to Network 3 and back to Network 1

•	[***] - Network 4 to Network 3

•	[***] - Network 4 to Network 3

•	[***] (Brand) - Network 1 to Network 4
When significant revenue is shifted from one agency or Network to another agency or Network, the corresponding revenue and profits of the Networks and agencies are impacted accordingly. However, the effect of these moves had little or no impact on Omnicom other than some inevitable severance and other costs incurred in the transition process.
While client transfers occur often, the frequency of transfers of agencies between Networks varies from year to year. In the past two years, excluding the movement of agencies arising from the formation of the Healthcare Advertising and Public Relations practice areas, we moved 10 agencies from one Network to another Network, five in each of 2016 and 2017. These transfers affected all five Networks and aggregated $400 million of revenue ($40 million in 2016 and $360 million in 2017). While we generally have these transfers completed and effective as of the beginning of each year, they can, and do, occur during a year. Unlike client transfers between Networks, for management reporting purposes when we move agencies between Networks, we restate the prior year amounts for comparability.

4. You also provided us your aggregation considerations based on Network similarities in terms of their economics, products and services, and distribution methods. In those respects, we have the following comments.
4a. Tell us more in detail the underlying factors and the nature of Network 1’s customers / contracts to explain why its margin is consistently different from the other Networks.
RESPONSE
There is nothing unique about the clients, contracts or services of Network 1. In fact, like the other Networks, a substantial portion of the total spending by its major clients is shared with all the other Networks. Also, similar to our other Networks, in most cases all of the services provided to the shared clients fall under the same Master Services Agreement (“MSA”), which provides the obligations, responsibilities and duties of each party and the basic fee structure. It is a common business practice for clients to operate under one MSA across all our Networks and to have separate underlying scope of services arrangements with each Network or agency. Under the scope of services arrangements, the individual agencies providing services negotiate the specific terms and fees of the engagement, typically on a rate per hour basis which varies by staff classification assigned to an engagement. Although there are differences both within and across Networks and agencies, the differences in staffing rates across our agencies (on a geographic basis) are not substantial. Accordingly, the differences in margin of Network 1 are not attributable to any of the five economic factors described in ASC 280-10-50-11 (a) to (e) as more fully described in our Response Letter to Comment 4(2). In our view, the range of margins across our Networks is not in any way indicative of any meaningful difference in the risk or opportunity inherent to each of our Networks. For example, as set forth in Attachment 3 and using the Revenue and EBITA amounts from Attachment 5 in the Response Letter, we compared the margins of the two Networks at the high end and low end of the range of our Network EBITA margins. We believe this analysis further supports our conclusion that there is no fundamental economic difference between our Networks.
The major cost components of each of our Networks, like any other service industry, are people, facilities and technology. In order to effectively compete in the marketplace, each of our Networks is faced with paying market rates and, except for some opportunities in markets where there are some differences in each Network’s geographic footprint (the majority of the difference is in the smaller markets), there is no significant opportunity for any of our Networks to manage its cost structure in our major markets in a materially different way. While efficiencies can be achieved through scale and centralization, the most significant factor contributing to the variability in margins of our Networks arises from client wins, losses and spending patterns. In this regard, we looked back to the financial crisis of 2008 and the recession that followed in 2009 and we noted the Networks were similarly impacted with approximately a 200 bps decline in margins. However, between 2009 and 2010, Network 1’s largest client filed for bankruptcy, and this led to a loss of an additional 200 bps to Network 1 and, as a result, its margins were consistent with the other Networks. We believe this supports our view that all of our Networks margins are equally subject to the ebb and flow of the spending by their specific clients and that the range of difference in our Networks margins are not indicative of a material difference in any unique economic characteristics that one may or may not have over another. Finally, as described in Response 6, Network 1 and Network 5 combined recently to win a large client engagement. Our virtual client Network approach and the role of Annalect, our data and analytics platform, was critical to that win. While all of the costs of creating and maintaining Annalect are absorbed by Network 5, the benefits are shared across all our Networks, which in this particular instance benefited Network 1 significantly as it was able to keep and hopefully grow an existing client relationship, as opposed to losing the client. Given our strategic focus on our virtual client Networks, for performance management purposes we do not allocate costs incurred by the Networks, including SG&A, that benefit Omnicom as a whole, nor do we allocate corporate costs that benefit the Networks. However, as these costs are integral to the successful execution of our key client matrix organizational strategy, each Network should be allocated its share of costs in some rationale manner. In considering the economic similarities of our Networks for the purposes of our segment reporting aggregation analysis, by allocating our SG&A and corporate costs, as well as the costs of Annalect across our Networks, as presented in Attachment 2, the resulting EBITA margin percentages are more closely aligned. In conclusion, we believe there is no fundamental economic difference between our Networks.

4b. Since advertising is the primary discipline of Networks 1, 2, 3 and 5, please provide additional details regarding why they appear to be economically dissimilar.
RESPONSE
As discussed above, we believe all of our Networks are economically similar. They operate in the same industry, serve similar and in many cases the same clients, have the same economic characteristics and are subject to identical risks and opportunities, much of which results from the ebb and flow of client wins, losses and spending patterns. Also, as noted above, while subject to the same fundamental operating costs in major markets, there are some differences in the smaller markets which could impact relative margins. For example, one Network may at the request of a client need to open an agency in a country that is not profitable and but for the client request there would not be a strategic reason to continue to operate in that country. In addition, variations in efficiencies in our operations that arise from centralization and other best practices are at different phases in development at each Network. While this contributes to a difference in margins currently, we expect this to narrow over time as best practices are implemented. At the Omnicom level, we have recently increased our focus on harmonizing our back-office approach across our agencies and Networks in the areas of real estate, information technology, and client accounting and other administrative services. We expect the standardization of these functions and processes will result in the normalization of certain variations in the cost structures of most of our agencies. In managing our Networks, the Omnicom CODM gives similar margin objectives to each agency and the expectation over time is that there is no basis for substantial differences in margins across the Networks. Accordingly, we believe presenting disaggregated information based solely on the variations in margin that arise is misleading and not consistent with management’s view that the performance of each Network is dependent on the successful execution of our virtual client Network strategy.
The Network alignment is not the primary means used by senior management and the CODM to evaluate the success of our virtual client Network strategy. The managers at the top of this Network alignment are accountable for the portion of Omnicom’s client-service delivery strategy that is executed through the agencies in their Network. Strategically, we operate as one business, as evidenced by the sharing of clients and revenue across Networks, geographies and disciplines. See Response Letter Attachment 3. The vast majority of our top 100 clients are served by 4 or 5 of our Networks. We believe our virtual Client Networks are a differentiation strategy, whereby we strive to capture a greater share of our top 100 clients’ marketing spend. In this regard, over 75% of our agencies serve our top 20, 50 and 100 clients. See Response Letter Attachment 4. In fact, as we pointed out in our Response Letter to Comment 4(5), as well as 3 above, in executing the virtual client Network strategy, clients or client projects may be intentionally moved between Networks. In a disaggregated presentation of the Networks this could appear to effect profitability while in totality there is no impact to Omnicom overall. Maintaining our agency and Network brands and their cultures and effectively integrating them into our virtual client Network strategy has been proved successful for both the agencies and the Networks, as well as Omnicom as a whole. The foundation for this success lies in Omnicom’s historical culture of collaboration and putting the best interests of our clients ahead of any internal cost allocation process. These internal costs are integral to the successful execution of our key client matrix organizational strategy. When considering the economic similarities of our Networks for the purposes of our segment reporting aggregation analysis, by allocating our SG&A and corporate costs, as well as the costs of Annalect across our Networks, as presented in Attachment 2, the resulting EBITA margin percentages are more closely aligned. In conclusion, we believe there is no fundamental economic difference between our Networks.
4c. Given that the work for a particular client can come from 4 or 5 Networks, tell us how revenue and expense associated with a client (contract) is allocated to each of the Networks.
RESPONSE
As discussed above in our reply to Comment 3, generally our key client team leaders working with the Network that has the primary client relationship are charged with sales lead generation and matching the right resources with client needs. In these cases, which represent a substantial portion of integrated client engagements, revenue is generally based on a statement of work that is negotiated directly with the client by the performing agency and there is no allocation of revenue or costs between the relationship Network and the performing agency. In other cases, where the relationship Network incurs centralized costs relating to servicing the account, there typically is an allocation of revenue to the relationship Network from the performing agency for reimbursement of these costs.

4d. Given that you report services and their respective revenues across four disciplines, tell us how you concluded that the services provided under each of these disciplines are similar (for example, explain how you concluded that advertising is similar to CRM).
RESPONSE
At the core of all our services is the ability to create or develop a client’s marketing or corporate communications message into content using our intellectual capital that can be delivered to a target audience across different communication mediums. Each of the agencies within the Networks requires professionals with a skill set that is common across all of our disciplines and Networks. Core competencies include: (a) an ability to understand a client’s brand and its selling proposition; (b) an ability to develop a unique message to communicate the value of the brand to a target audience; and (c) whether through traditional means or emerging digital platforms, using marketing technologies to analyze data and develop insights and creative solutions. Differences between the disciplines are more representative of how, where and to whom the message is conveyed. For example, a client may use one of our agencies in our advertising, CRM or public relations discipline to target a message to consumers on a social media platform. The client will likely choose the discipline based on factors specific to the efficacy of the discipline as it relates to the message being conveyed. A company trying to reach a broad set of consumers with an environmental message may choose a creative advertising agency, or if their goal is to create a social media dialogue with consumers, they may choose a public relations agency, but the underlying fundamental services provided would be identical to the CRM services provided to a company trying to reach targeted consumers on a digital platform while they are researching or shopping for a specific product or service on the Internet. That is, the services provided by each of the agencies in their respective disciplines will be provided by using our intellectual capital to develop the appropriate content or message for the communications / media channel to be used and ensuring it is being delivered to the right people in the right place at the right time.
As discussed previously, clients today are looking for an integrated solution across all disciplines. The choice of which agencies and Networks will participate in large, cross-Network new business opportunities is made based on what is in the best interest of the client, or potential client, and not based on the near-term prospects and profitability of our particular agencies or Networks. In response to the evolving marketplace, we have created or adapted client service models to allow agencies to service clients according to the way the client is structured or the way they wish to procure our services. These client service models which enable our virtual client Network strategy are summarized in the visual aide included as Attachment 1. Our focus is on what is best for our clients and not on how our internal profits may be allocated across our networks. Our over-arching strategy for the business is to continue to invest in the capabilities of these virtual client Networks to grow our business relationships with our largest clients by serving them seamlessly across our Networks, disciplines and geographies. We believe that meeting these client demands would be a practical impossibility without the commonality of services, delivery processes and business models that characterize Omnicom agencies and Networks wherever they operate. Accordingly, it’s becoming less important which Network delivers the services. As a result, we believe that the revenue by discipline information we currently supply to investors in our 10-Q and 10-K, which is a measure of where clients are spending their advertising and marketing communications dollars with us, is more meaningful to investors than a reporting of how much clients are spending with individual Networks.
5. With respect to Network 4:
5a. Tell us, in more detail, about its types of services as compared with those of the other Networks which report advertising as their primary discipline.
RESPONSE
Network 4 provides the following client services:
(1) Services provided that are also provided by the other Networks:
•Advertising and media services and Healthcare Advertising and media services to national and pan-regional clients, primarily through regional advertising agencies.
•Public Relations services, such as brand marketing, social media strategy, corporate communications, crisis management and media services.

•	Digital / Direct Customer Relationship Marketing services to help clients communicate with and deepen their relationship with their best customers,
•Branding services, including consulting services, package design, in-store design, strategic communications and naming services,
•Shopper Marketing, which provides “in-store” and “on-line” advertising, media and communications,
•Events, Experiential, and Activation services, which communicates the brand experience to consumers in an interactive environment, and
•Sales Support, which helps clients communicate with their customers in a sales or support setting.
(2) Services included in our CRM discipline that are provided exclusively by Network 4:
•Specialized Marketing and Communications services, including: Field Marketing, Not-For-Profit Marketing, Sports Memorabilia Marketing, Point-Of-Sale Promotion, and Custom Research.
Network 4 provides services in all four of our disciplines. As presented in our reply to Comments 1 and 3, it has the higher concentration of CRM, public relations and specialty communications agencies compared to our other Networks. Network 4 came into existence largely because of acquisitions, many of them very early on in the formation of Omnicom. One of the fundamentals of our acquisition strategy has always been to acquire businesses that expanded our reach with existing clients. As a result, at the time of acquisition most of the businesses currently in Network 4 were instinctively part of a virtual client Network and we were indifferent as to which Network structure they would report under. We remain indifferent today and recently moved substantially all the public relations and healthcare advertising services out of our other Networks to form separate practice areas under Network 4. Similarly, these practice areas are easily interchangeable between Networks as we operated these businesses as Network agnostic prior to their reorganization into Network 4.
5b. Tell us how you considered Network 4’s practice areas in your aggregation analysis and how material they are in relation to Network 4’s total revenues.
RESPONSE
The Omnicom Public Relations Group and the Omnicom Health Care Group practice areas comprised [***] and [***] of Network 4's 2016 revenue or [***] and [***] of Omnicom's 2016 revenue, respectively.
While Network 4 provides a full complement of services, another way to describe Network 4 is from the perspective of its role in our virtual client Network strategy. While opportunities for expanding our virtual client Networks pivot at entry points related to industry, geography, discipline or talent at any and all of our Networks, Network 4 provides the most pivot points across the disciplines. Since placing the most disciplines under Network 4 does not provide any strategic advantage in the marketplace and does not change the economic profile of these businesses, we do not believe that the weighting of disciplines is a basis for disaggregation under ASC 280-10-50-11, particularly as these businesses are critical to the success of our virtual client Network strategy and Omnicom as a whole.
The practice areas were first conceived in late 2015 as part of an evaluation of our overall portfolio of businesses and our organizational structure and as part of our succession management strategy. The Omnicom Public Relations Group (OPRG) and the Omnicom Health Care Group (OHCG) practice areas were substantially completed by the end of 2016. The functional executives of these two practice areas report into the CEO of Network 4 and as most of the agencies in OPRG and OHCG were already included in Network 4, we did not consider this a material change to our existing reporting structure. As a result, for purposes of our aggregation analysis we included these two practice areas in Network 4.
The goal of the practice area concept is to ensure the continued success of our virtual client Network strategy by bringing agencies operating in common disciplines together to allow collaboration to occur more effectively and efficiently across the key client matrix organization and enhance client integration by eliminating inherent organizational boundaries. In addition, the expectation is that the practice areas will provide us with the ability to better leverage existing resources, create additional custom client solutions and more effectively use our investment dollars across a broader group of agencies.
5c. Explain to us your specific plans in forming new practice areas within Network 4.
RESPONSE
As part of our continuing evaluation of our portfolio of businesses and our organizational structure, and in the context of our management succession planning process that we review with our Board of Directors, we are considering creating additional practice areas and re-aligning the affected agencies across our current Network alignment. The leaders of these potential new practice areas will report into one of our five Network CEOs, while preserving the matrix organizational structure of our virtual client Network strategy. This process is not exclusive to Network 4 and agencies within our CRM discipline. Given our other Networks already include agencies that cross over several disciplines, and in an effort to provide expanded opportunities for our key managers as part of the succession management process, we expect both the agencies that will form the practice areas and the management reporting lines of the practice area leaders will impact all of our Networks.
[***]
6. Given your notable wins of large media accounts, tell us under which reportable discipline are media agencies’ revenues included and how media services are similar (dissimilar) in material respects to that reportable discipline.
RESPONSE
As previously mentioned, in prior years we described our advertising services discipline as “Traditional Media Advertising,” which included professional services to create advertising ideas and content (traditionally thought of as advertising services), as well as professional services to strategically plan and execute their purchase and delivery through various media channels (traditionally thought of as media services). The services are provided in the same way, through the use of the intellectual capital of our people and delivered to clients in the same way, through consulting services which leverage the skill sets of our people. However, in response to the many changes that have occurred to the media landscape (including the proliferation of digital media channels and platforms, such as Google, Facebook and Netflix, and “over-the-top offerings,” among others, as well as the ubiquity of mobile devices) over the past five-plus years, we concluded that the term “Traditional” no longer fits the services we currently provide and, as a result, we shortened the name of our services discipline to “Advertising”. As a result, the advertising discipline includes revenues from our media agencies, as they are most similar and most closely aligned within our virtual client Network. However, media is an integral component of all our service disciplines.
Historically, while media was always an integrated component, the available distribution channels were narrower and thus the emphasis was on matching the message to the media selected. Today, as media distribution is much more fragmented, clients expect a campaign to match the message to the consumer. To be successful, our clients expect us to deliver the right message to the right (targeted) consumer at the right time. To be most effective at accomplishing this, our agencies need to create insights and ideas using information about the targeted audience. As previously mentioned, Annalect, our data and analytics platform, serves as the strategic foundation for all of our agencies and Networks, across all disciplines, to help achieve these goals. Thus, media is a homogeneous component of any message and as a result, revenue from fees for strategic media planning and buying services is embedded in all of our disciplines. In some cases, our agencies, especially in our advertising, specialty communications and public relations disciplines, have media services embedded in their client arrangements, which are principally fee for service arrangements, or in a few cases, they may have a commission fee structure based on the total media spend. When our advertising, healthcare advertising, public relations, direct marketing and shopper marketing agencies have media included in their fees, we do not attempt to distinguish, or cull out, the media component as generally we have found that when media is integrated into the service component this cannot be done with a high certainty of accuracy. As a result, media related revenue is included in the respective discipline as part of their agency revenue.

A little over ten years ago, we created a fifth Network, called Omnicom Media Group. Prior to that point, all of our media services were included in the service offerings of our other four Networks. We were the last major participant in our industry to do so, because of our strong belief in the need for providing an integrated and collaborative service offering and we did not want to create a new Network unless we could ensure that our virtual client Network strategy would continue to enable this integration to continue. It is also important to note that for regulatory purposes, in several markets (most notably Brazil), media services are not permitted to be segregated from other advertising services. In certain other markets, for performance management purposes, we have chosen to not separate the media agency brands from the services provided by the main agency and media related revenue at those agencies report into their respective Networks. Additionally, as discussed above, media related revenue is also a part of our agencies’ revenue in our other disciplines, particularly healthcare advertising, public relations and certain direct marketing and shopper marketing agencies that are part of our CRM discipline. For all these reasons, we do not attempt to capture revenue in a separate media discipline and when media services are performed by Network 5 we include this revenue in our advertising discipline where they are most similar and most closely aligned.
We have been successful recently with several client wins which received a good deal of external attention and several of them were publicly described as “media only” wins. Although each win was different based on the scope of each client brief and the challenges that each client was trying to address, the most notable wins resulted from our ability to provide an integrated, multidisciplinary approach at scale. For example:
Our win of the creative and media advertising work for AT&T was due in large part to our ability to provide an integrated solution, as noted by the client: “Omnicom has brought together one dedicated team representing the best talent across Omnicom to work seamlessly with us … A single integrated team allows us to move quickly, innovate at scale and take a data driven holistic approach to reaching the consumer.” This engagement is led by our BBDO advertising agency team and Hearts & Science, our new data driven marketing and media agency that is part of Network 5. Together they service the business from shared office space throughout North America and they work very closely with the other members of our AT&T virtual client Network team comprised of agencies from our other three Networks.
Our win of McDonald’s North American integrated advertising and marketing services engagement was based on our ability to deliver a fully integrated solution including strategy, creative and analytical capabilities involving agencies across multiple Networks and disciplines to create the “agency of the future.” This engagement is led by a new agency team created for McDonald’s called “We are Unlimited.” The team works out of a common office location and is comprised of members from several agencies in our other Networks, including data analytics support from Annalect, public relations and CRM discipline expertise and strategic media planning and buying team members, as well as other third-party partners.
Our win of P&G’s pitch of its North American media services business was primarily the result of our ability to demonstrate a superior strategy, the foundation of which again was Annalect, our data and analytics platform.  The pitch resulted in the creation of Hearts & Science, our new data driven marketing and media agency and, although it did not include a creative advertising or marketing services component, the agencies that were part of our preexisting P&G virtual client Network team played important roles in the win (we provide services to P&G across several of our other Networks and in several other service disciplines).
Although we have not been successful in every notable pitch we participated in and we have unfortunately had some client losses as well, we believe our ability to provide a fully integrated service offering by collaborating across agencies and Networks using our virtual client Network strategy through our key client matrix organization has and will continue to make us successful.
As described previously, we are indifferent to which Network these client engagements and their resulting revenue and profits reside, as well as the potential impact on each individual Network’s results. The choice of which agencies and Networks will participate in large, cross-Network new business opportunities is made based on what is in the best interest of the client, or potential client, and not based on the near-term prospects and profitability of certain of our agencies and Networks. Our focus is on what is best for our clients and not on how our internal profits effect performance management measurement across our Networks. In managing the business and making resource and capital allocation decisions, we do not limit ourselves to the organization boundaries of our five Network structure. The Network alignment is not used by senior management and the CODM as the primary means of evaluating the success of our virtual client Network strategy.
The concept of integration has of course existed for a long time, but it has evolved from tactical collaboration to critical connectivity. Merging and connecting disciplines around the consumer experience is an imperative. Because consumers now travel between mediums in a seamless fashion, we can no longer service clients from silos. The lines between our service disciplines continue to blur as consumers are increasingly connected and technology enabled.  Our goal is to be able to continue to build tools and processes to help us follow and understand the consumer across devices and media channels and develop ways to provide services to our clients by creating meaningful insights via data and analytics that lead to big and fully integrated creative ideas and new client engagements.
Conclusion
We believe that aggregation of our five Networks is consistent with the objective and basic principles of ASC 280, and our analysis demonstrates that they have similar economic characteristics and we meet all applicable aggregation criteria of ASC 280-10-50-11. We believe that a segment presentation by Network would not be consistent with the objectives of our client-centric approach to managing the business to meet our clients’ objectives across disciplines and geographies and would not capture the way our business is organized. Further, we do not believe that separate reporting of segment information by Network would add significantly to an investor’s understanding of our business. To the contrary, we believe that such a presentation would detract from that understanding. For example, in the delivery of our client service strategy, it is not uncommon for our clients or us to move assignments from one agency to another across Networks. Under a segment presentation it would appear as though one segment lost revenue and the other segment gained revenue; in reality, no meaningful change occurred at the consolidated level and no significant change in the future prospects of either Network occurred.
We present the financial statements of Omnicom for reasons set out above. We have consistently provided disaggregated data and enhanced transparency by disclosing in our MD&A our revenue by (1) geography, (2) marketing service discipline, (3) industry and (4) revenue change by component, including (a) the impact of foreign exchange rate changes, (b) acquisition revenue, net of disposition revenue, and (c) organic growth. These disclosures are consistent with disclosures in our earnings releases and quarterly investor and analyst presentations and evolved based on input from investors as to information important to them. We believe that, taken together, these disclosures and presentations give users of Omnicom’s financial statements information necessary to understand our performance and outlook for future cash flows and are more consistent with the CODM’s focus on our business. We currently plan to create several new practice areas which will vary in size. Upon completion of this process, we are aware that these actions could be a triggering event under our internal controls over financial reporting requiring us to reevaluate our aggregation analysis under ASC 280. Finally, we believe that our presentation is more consistent with our client-centric approach to the management of our business and provides sufficient information for investors to use data that is consistent with the information used by management to make informed decisions about our performance and prospects.
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We hope that you find the foregoing to be responsive. Please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President Finance and
Chief Financial Officer

cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Eric A. Riso (KPMG)

ATTACHMENT 1

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ATTACHMENT 2

Network
Forecast 2017	1	2	3	4	5	(A)	Total
Revenue	[***]	[***]	[***]	[***]	[***]	[***]	[***]
EBITA Before Allocation	[***]	[***]	[***]	[***]	[***]	[***]	[***]
(A) SG&A, including corporate expenses and net investment in Annalect (1)	[***]	[***]	[***]	[***]	[***]	[***]	[***]
EBITA After Allocation	[***]	[***]	[***]	[***]	[***]	[***]	[***]
EBITA Margin After Allocation	[***]	[***]	[***]	[***]	[***]	[***]	[***]
_________
(1) Basis for Allocation: The costs were allocated based on the relative enterprise value of each Network since these costs are an integral part of our virtual client Network strategy and they enhance the value of Omnicom as a whole.

ATTACHMENT 3

	Network		Difference
Forecast 2017	1	5
Revenue	[***]	[***]	[***]
EBITA	[***]	[***]	[***]
EBITA Margin Difference			[***]

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